Skadden, Arps, Slate, Meagher & Flom llp

VIA EDGAR Office of Mergers and Acquisitions Division of Corporation Finance	525 University Avenue Palo Alto, California 94301 ____ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com June 7, 2022

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U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-2000

Attention: Mr. Ted Yu and Mr. Nicholas Panos

Re:	Schedule 13D filed April 5, 2022, as amended through June 6, 2022

Filed by Elon R. Musk

File No. 005-87919

Schedule 14A filed May 17, 2022

Filed by Elon R. Musk, et al.

File No. 001-36164

Dear Mr. Yu and Mr. Panos:

I am hereby responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 2, 2022, with respect to the above-referenced Schedule 13D and Schedule 14A. For your convenience, the comments from the comment letter are repeated here, followed by our responses on behalf of Mr. Musk, and the paragraph numbering below corresponds to the numbering in the comment letter.

1.	We note that on May 17, 2022, Elon R. Musk referred to the pending acquisition of Twitter, Inc. and publicly stated via his Twitter feed that “[t]his deal cannot move forward”. The term “cannot” suggests that Mr. Musk and his affiliates are exercising a legal right under the terms of the merger agreement to suspend completion of the acquisition of Twitter or otherwise do not intend to complete the acquisition. Yet, we note that the Schedule 13D has not been amended to reflect the apparent material change that has occurred to the facts previously reported under Item 4 of Schedule

June 7, 2022

13D. Provide us with a written analysis in support of any conclusion that an amendment is not required.

Include in this analysis a clear statement as to Mr. Musk’s current plans or proposals with respect to the acquisition of Twitter. If a material change has occurred, then promptly amend the Schedule 13D. If any other material changes to the facts reported in your Schedule 13D occur in the future, you are reminded to promptly amend the Schedule 13D in accordance with Rule 13d-2(a) of Regulation 13D-G.

We respectfully note your comment and confirm our understanding of Mr. Musk’s obligation to disclose material changes in the facts set forth in his Schedule 13D. As you are aware, Mr. Musk has amended the Schedule 13D eight times to reflect such changes. Mr. Musk does not believe, however, that the May 17, 2022 social media posts regarding spam and fake accounts on Twitter Inc.’s (“Twitter”) platform triggered any required amendment to his previously filed Schedule 13D. Despite Mr. Musk’s desire to obtain information to evaluate the potential spam and fake accounts, there was no material change to Mr. Musk’s plans and proposals regarding the proposed transaction at such time. The Schedule 13D, as amended, continues to reflect Mr. Musk’s current plans and proposals with respect to the pending acquisition. Mr. Musk will continue to be mindful of the requirements under Rule 13d-2, and Mr. Musk will amend his Schedule 13D to reflect any material changes in the facts set forth therein.

2.	We note that the communication made by Mr. Musk via his Twitter feed on May 17, 2022 was filed as soliciting material under the EDGAR header tag DFAN14A. Although the disclosure on the cover page of Schedule 14A indicates the solicitation was made in reliance upon Rule 14a-12, the communication itself (i.e., the Tweet) did not include the legend required by Rule 14a-12(a)(1)(ii) and referenced by the Division of Corporation Finance in Securities Act Rule CDI 164.02. Please advise us in a written response why Rule 14a-12 was identified as a basis on which to make the solicitation despite the omission of the required legend. To the extent that future solicitations are made in writing and in reliance upon Rule 14a-12, you are reminded that all such written communications also should contain the required legend.

We respectfully note your comment and the requirements of Rule 14a-12 and confirm our understanding of the filing and disclosure requirements regarding the publication of written soliciting materials. As you note, Mr. Musk has filed social media posts that could be deemed to constitute written solicitations in connection with the Twitter shareholder meeting and has included with such filings the information and legends required by Rule 14a-12. If additional social media posts are made that could be viewed as written solicitations in connection with the Twitter shareholder meeting, the intent is to continue to file those posts with the Commission, to include the information and legends and to include a link to the legends as part of the social media posts in accordance with the staff of the Commission’s views outlined in Securities Act Rule CDI 164.02.

Please call the undersigned at (415) 994-8395 if you wish to discuss this correspondence further.

June 7, 2022

Sincerely,

/s/Mike Ringler
Mike Ringler
Partner
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Brian V. Breheny
Partner
Skadden, Arps, Slate, Meagher & Flom LLP